Exhibit No. 4.3

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary of Barnwell Industries, Inc.’s common stock is based on and qualified by our certificate of incorporation and amended and restated bylaws. For a complete description of the terms and provisions of the our equity securities, including our common stock, refer to our certificate of incorporation and amended and restated bylaws, both of which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.50 per share.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, our certificate of incorporation or amended and restated bylaws, any matter brought before any meeting of stockholders, other than the election of directors, is decided by the affirmative vote of a majority of the total voting power of common stock present in person or represented by proxy and entitled to vote thereon, a quorum being present. Each of our directors is elected by elected by the vote of a plurality of the votes cast at any meeting of stockholders held for the election of directors at which a quorum is present. Holders of shares of our common stock are entitled to participate equally and ratably in (i) any dividends that may be declared by our board of directors and (ii) our net assets upon our dissolution or liquidation. Holders of shares of our common stock do not have preemptive rights to purchase shares of our common stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.

Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

Under the Delaware General Corporation Law, or DGCL, the power to adopt, amend or repeal any provision of our bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and amended and restated bylaws grant our board the power to adopt, amend and repeal our bylaws by the affirmative vote of a majority of the directors constituting the entire board. Our stockholders may adopt, amend or repeal our bylaws, with the affirmative vote of a majority of total voting power of common stock present in person or represented by proxy and entitled to vote thereon.

Our certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called by or at the direction a majority of the members of the board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President of Barnwell and shall be called by the Secretary at the request in writing of stockholders of record of at least twenty-five percent (25%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote thereat.

Our certificate of incorporation and amended and restated bylaws provide that stockholders may take any action required by law or our by-laws to be taken at any annual or special meeting of stockholders of Barnwell may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Barnwell as required by law.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Our Common Stock is listed on the NYSE American under the symbol “BRN”.